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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
Under The Securities Exchange Act of 1934
(Amendment No.)*

Concurrent Computer Corporation
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

206710402
(CUSIP Number)

Gus Coutsouros 117 East 55th Street New York, New York 10022 (212) 792-8201
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 22, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	206710402

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Skellig Capital Management LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[__]
	(b)	[__]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

449,599

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

449,599

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
449,599

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES	[_]
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.06%

14.	TYPE OF REPORTING PERSON*

OO

CUSIP No.	206710402

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Robert M. Neal

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[__]
	(b)	[__]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

449,599

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

449,599

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
449,599

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES	[_]
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.06%

14.	TYPE OF REPORTING PERSON*

IN, HC

CUSIP No.	206710402

Item 1.	Security and Issuer.

The name of the issuer is Concurrent Computer Corporation, a Delaware corporation (the "Issuer").  The address of the Issuer's offices is 4375 River Green Parkway, Suite 100, Duluth, Georgia 30096.  This Schedule 13D relates to the Issuer's Common Stock, $0.01 par value (the "Shares").

Item 2.	Identity and Background.

(a, f)        This Schedule 13D is being filed jointly by Skellig Capital Management LLC, a Delaware limited liability company ("Skellig Capital"), and Robert M. Neal, a United States citizen (collectively, the "Reporting Persons").  The Reporting Persons each beneficially own 5.06% of the Shares.

(b) The principal business address of the Reporting Persons is 117 East 55th Street, New York, New York 10022.

(c) Mr. Neal is the managing member of Skellig Capital, an investment management firm that serves as the investment adviser to certain private investment funds.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

As of the date hereof, the Reporting Persons each beneficially own 449,599 Shares.  The funds for the purchase of the Shares came from the working capital of the funds over which the Reporting Persons exercise investment discretion.  No borrowed funds were used to purchase the Shares.

Item 4.	Purpose of Transaction.

The Shares held by the Reporting Persons were acquired for, and are being held for, investment purposes by the Reporting Persons.  The acquisitions of the Shares were made in the ordinary course of the investment activities of the Reporting Persons.  The Reporting Persons may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares, depending on business and market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors.

On July 28, 2010, the Reporting Persons sent a letter (the "July 28 Letter") to the Issuer's board of directors to recommend that the board of directors use a portion of the Issuer's excess cash to implement a share buyback program.  A copy of the July 28 Letter is attached hereto as Exhibit C and is incorporated herein by reference.  On August 26, 2010, the Reporting Persons sent a letter (the "August 26 Letter") to the Issuer's board of directors to propose business topics for discussion at the Issuer's annual meeting.  These topics included the share buyback program and a proposal that board members be required to hold a minimum amount of the Issuer's common stock.  A copy of the August 26 Letter is attached hereto as Exhibit D and is incorporated herein by reference.  Additionally, on September 9, 2010, Mr. Neal and Mr. Jay Albany, Director of Global Research of Skellig Capital, conducted a visit to the Issuer's executive office and discussed, among other agenda items, the share buyback program.

Except as set forth above, the Reporting Persons do not have any plans or intentions to engage in other communications with one or more shareholders, officers or directors of the Issuer, including discussions regarding the members of the Issuer's board of directors as well as the Issuer's operations and strategic direction that, if effected, could result in, among other things:

(1)  the acquisition of additional Shares of the Issuer, or the disposition of Shares of the Issuer;

(2)  an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer;

(3)  a sale or transfer of a material amount of assets of the Issuer;

(4)  any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors;

(5)  any material change in the present capitalization or dividend policy of the Issuer;

(6)  any other material change in the Issuer's business or corporate structure;

(7)  changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(8)  causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;

(9)  a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; and/or

(10)  any action similar to those enumerated above.

The Reporting Persons reserve the right, based on all relevant factors and subject to applicable law, at any time and from time to time, to review or reconsider its position, change its purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D) or formulate and implement plans or proposal with respect to any of the foregoing.

Any future decision of the Reporting Persons to take any such actions with respect to the Issuer or its securities will take into account various factors, including the prospects of the Issuer, general market and economic conditions and other factors deemed relevant.

Item 5.	Interest in Securities of the Issuer.

(a-e)              As of the date hereof, Skellig Capital may be deemed to be the beneficial owner of 449,599 Shares (5.06%) of the Issuer and Mr. Neal may be deemed to be the beneficial owner of 449,599 Shares (5.06%) of the Issuer, based upon the 8,894,000 Shares outstanding as of August 27, 2010 as reported in the Issuer's 10-K.

Skellig Capital has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 449,599 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 449,599 Shares.

Mr. Neal has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 449,599 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 449,599 Shares.

The transactions by the Reporting Persons in the securities of the Issuer during the past sixty days are set forth in Exhibit B.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the Shares.

Item 7.	Material to be Filed as Exhibits.

Exhibit A	Joint Filing Statement

Exhibit B	Schedule of Transactions in the Shares of the Issuer
Exhibit C	Letter to the Issuer's Board of Directors dated July 28, 2010

Exhibit D	Letter to the Issuer's Board of Directors dated August 26, 2010

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 28, 2010
(Date)

Skellig Capital Management LLC

/s/ Robert M. Neal
Robert M. Neal, Managing Member

/s/ Robert M. Neal
Robert M. Neal

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

The undersigned agree that this Schedule 13D dated September 28, 2010, relating to the Common Stock, $0.01 par value, of Concurrent Computer Corporation shall be filed on behalf of the undersigned.

September 28, 2010
(Date)

Skellig Capital Management LLC

/s/ Robert M. Neal
Robert M. Neal, Managing Member

/s/ Robert M. Neal
Robert M. Neal

Exhibit B

Transactions by the Reporting Persons during the past 60 Days

Date of Transaction	Title of Class	Number of Shares Purchased	Number of Shares Sold	Price Per Share
7/22/2010	Common Stock, $0.01 par value	542	n/a	$4.8717
7/23/2010	Common Stock, $0.01 par value	2,500	n/a	$4.9100
7/26/2010	Common Stock, $0.01 par value	1,008	n/a	$4.9906
7/27/2010	Common Stock, $0.01 par value	50	n/a	$4.9900
7/28/2010	Common Stock, $0.01 par value	121	n/a	$4.9885
7/29/2010	Common Stock, $0.01 par value	1,500	n/a	$4.9273
8/3/2010	Common Stock, $0.01 par value	15,788	n/a	$4.9979
8/4/2010	Common Stock, $0.01 par value	920	n/a	$4.8952
8/5/2010	Common Stock, $0.01 par value	2,270	n/a	$4.8711
8/6/2010	Common Stock, $0.01 par value	5,703	n/a	$4.9265
8/9/2010	Common Stock, $0.01 par value	1,250	n/a	$4.9538
8/11/2010	Common Stock, $0.01 par value	6,100	n/a	$4.8392
8/12/2010	Common Stock, $0.01 par value	608	n/a	$4.7900
8/13/2010	Common Stock, $0.01 par value	1,084	n/a	$4.8200
8/16/2010	Common Stock, $0.01 par value	4,700	n/a	$4.7058
8/17/2010	Common Stock, $0.01 par value	900	n/a	$4.6300
8/18/2010	Common Stock, $0.01 par value	2,200	n/a	$5.3336
9/2/2010	Common Stock, $0.01 par value	11,100	n/a	$6.3436
9/3/2010	Common Stock, $0.01 par value	6,500	n/a	$6.2050
9/7/2010	Common Stock, $0.01 par value	2,400	n/a	$5.9008
9/10/2010	Common Stock, $0.01 par value	1,556	n/a	$6.3502
9/22/2010	Common Stock, $0.01 par value	32,000	n/a	$6.5200
9/27/2010	Common Stock, $0.01 par value	4,599	n/a	$6.6000

Exhibit C

Skellig Capital Management LLC
117 East 55th Street
New York, NY 10022

July 28, 2010

Concurrent Computer Inc.
Board of Directors
Mr. Steve Nussrallah, Chairman, Board of Directors
Mr. Dan Mondor, Chief Executive Officer
4375 River Green Parkway
Suite 100
Duluth, GA 30096

Dear Concurrent Board Members:

We are writing to you as a substantial and committed shareholder of Concurrent Computer Inc. ("Concurrent") common stock. We applaud the recent progress made at Concurrent amidst a challenging economic climate, and the resulting high levels of cash on the company's balance sheet. Given the stable outlook for Concurrent's core video business, its rational cost structure, and its promising Media Data & Advertising Solutions (MDAS) product line, we believe the prospects for the company over the next several years are very attractive. From this perspective, we would like to express our view that Concurrent is overcapitalized and that its common stock is severely undervalued. We therefore urge the Board to consider using its excess cash to fund a meaningful share buyback program.

Despite temporarily suppressed demand for core on-demand video products, Concurrent has prudently managed its cost structure, generating $5.1 million of free cash flow after capital expenditures over the last twelve months. During that time, the company has refreshed its industry-leading MediaHawk platform – recently ranked best in its class by Current Analysis – and achieved significant milestones with its MDAS product line. In our view, the combination of a stabilizing video-on-demand market and momentum in the new, higher margin MDAS segment strongly suggests that Concurrent should be able to sustain attractive free cash flow over the next several years. Nevertheless, the progress at Concurrent has largely gone unnoticed on Wall Street, making its common equity an exceedingly undervalued asset.

Using today's closing price of $5.00, Concurrent's market capitalization of $41.9 million is less than the sum of net cash and investments on its balance sheet ($28 million) and the amount paid to acquire Everstream ($15 million), the predecessor technology assets to MDAS. Moreover, Concurrent's Enterprise Value (EV) is $13.8 million, or approximately 2.7x trailing free cash flow after capital spending, and 0.2x trailing revenue. By comparison, Concurrent's closest publicly-traded peers, SeaChange International, Arris Group, and Harmonic all have similar or lower gross margins but trade at approximately 1.0x EV/Revenue. Moreover, M&A transactions in the cable equipment industry have typically occurred at valuation multiples above 1.0x EV/Revenue.

Company	Concurrent	SeaChange International	Arris Group	Harmonic
Market Cap	$42MM	$275MM	$1,457MM	$598MM
Net Cash & Investments	$28MM	$86MM	$477MM	$268MM
Enterprise Value	$14MM	$189MM	$980MM	$330MM
Revenue (ttm)	$58MM	$207MM	$1,121MM	$337MM
EV / Revenue	0.2x	0.9x	0.9x	1.0x

Clearly, Concurrent shares do not trade at an appropriate market valuation. At 1.0x EV/Revenue, for example, Concurrent would trade at $10.29 per share. We believe this valuation gap will close as the successes of the MDAS and Video product lines become more apparent. As a result, the company's excess cash would be utilized most efficiently by initiating a large stock repurchase program as soon as possible, before the share price rises.

Share Buyback as the Appropriate Use of Excess Cash

Skellig Capital has experience investing in companies with strong balance sheets which are misunderstood by the market. Many companies face issues similar to Concurrent with respect to utilizing an outsized cash position for the optimal benefit of shareholders. The choices available are: share repurchases (our preferred course of action), initiating a common dividend, a one-time special dividend, increased capital expenditures, hoarding cash, or making an acquisition. We do not believe a common dividend is an appropriate choice for Concurrent because of the growth potential of the customer analytics and "three screens" product strategies. The initiation of a common dividend, while an efficient return of investor capital, may give the impression that management views the potential for earnings growth as merely average. Likewise, we do not believe a special dividend will be an effective means to realizing an appropriate market valuation, as special dividends carry the connotation of "windfalls" and may be perceived to signal the end of a period of prosperity in which the windfall is distributed among the lucky parties and everyone moves on to other opportunities. Our view of Concurrent's opportunities is quite different. We believe Concurrent shares are notably undervalued, and that they will appreciate in coming years as the company gains traction with its new products. This value, and indeed the future stability of Concurrent's operating business, can be optimized for committed shareholders by effectively managing the distribution of Concurrent's already robust cash balances.

Our experience demonstrates that for a company such as Concurrent, which is at the beginning of a promising product cycle, the best way to realize an appropriate market valuation is to display confidence in its operating business by returning a large portion of its internally generated cash to shareholders through share repurchases at attractive prices. We do not advocate being rash, but rather fact-oriented. The facts are that Concurrent has already accumulated a great deal of cash, should continue to generate significant free cash flow for at least the next two years, does not have any material capital expenditure or debt obligations going forward, and is in the process of growing products which should significantly improve Concurrent's free cash flow characteristics over the next three to five years.

Management's decisions regarding excess cash balances drive investor confidence. We share Concurrent management's confidence in the strength of its Video and MDAS products and believe it is well-positioned competitively over the next several years. The challenge to right-size the company's cost structure and to generate free cash flow has been met. The challenge to bring MDAS to market has been met. The challenge now is to prudently manage effective cash distribution to the owners of an overcapitalized company while executing operationally and optimizing growth in free cash flow per share. Any perceived unwillingness of Concurrent to return cash to shareholders might give credence to irrational popular fears that Concurrent is too small to sustain its position in the video solutions market and has been "left out" of the next wave of innovation. Our analysis of the market for video suggests many years of expanding profit margins and attractive cash flow for Concurrent – a view we believe is shared by management. However, by hoarding cash, the opposite view is conveyed to current and prospective shareholders. There is merit in conserving cash to reassure customers that you will be around for the long run, but setting too much cash aside for a rainy day sends investors the message that you see gray clouds on the horizon. More importantly, Concurrent runs the risk of losing control of its business as the result of being acquired with its own cash at an unfavorable price. At present, a strategic or financial buyer could fund an acquisition of Concurrent with a modest premium to its current market valuation, using Concurrent's own cash as funding, and take control of the company before the full value of MDAS can be realized for current shareholders.

Specific Share Buyback Thoughts

We have several conservative share buyback proposals in mind which could address Concurrent's overcapitalization, and return capital to owners. These ideas are summarized below, and meet four important criteria:

1)	Concurrent stock can be acquired at an attractive price;

2)	Concurrent retains ample cash reserves after the share buyback to continue to invest in its business and support marketing;

3)	The amount of cash required to fund the buyback should be replaced by internally generated cash flows within 12 to 15 months;

4)	Concurrent's increasing free cash flows accrue to the benefit of committed long-term shareholders.

While we have a preference for our proposals, any scenario under which Concurrent begins to repurchase shares at current prices is preferable to the alternative of hoarding cash, or eventually repurchasing shares at higher prices. For a variety of reasons specific to Concurrent, many of which you are likely already familiar with, we strongly feel a tender offer will achieve the company's goals more efficiently than an ongoing share buyback plan.

Scenario A. Our preferred scenario is for Concurrent to immediately tender for $5 million worth of common stock for $6.50 per share (a 30% premium to the current share price). Bear in mind that the $5 million is merely the excess free cash flow generated over the trailing twelve months and should be replaced by internally generated funds within one year. It is also less than the average price of shares repurchased by the company during its last share buyback in 2008. Under this scenario, Concurrent could reduce shares by 9% and still have $23 million of net cash on its balance sheet (i.e., over half of the company's current market capitalization). The advantage to this approach is that Concurrent will be able to retire shares at much more favorable prices now than should be the case at this time in 2011 if management's business plan is valid. We estimate that this scenario would be 10% accretive to free cash flow per share in 2011 and 2012.

Scenario B. Concurrent could also choose to undertake a larger, though still very conservative, tender offer. We estimate that if management immediately tendered for $7.5 million worth of common stock at $7.00 per share (a 40% premium to the current share price), it could reduce shares outstanding by 13% and still maintain a very healthy net cash balance above $20 million. In this scenario, the buyback would be accretive to future free cash flow per share by 14% - a much higher return than is currently being achieved on company cash balances.

The chosen per share tender prices are based on our estimates of the price required to attract enough sellers out of Concurrent's present base of shareholders. If feasible and realistic, we clearly support scenarios in which more shares can be repurchased at a lower per share price.

Buyback Scenario	Cash Commitment	Assumed Tender Price	% of Shares Outstanding	Net Cash Remaining	Estimated Accretion
A	$5.0 million	$6.50	9%	$23 million	10%
B	$7.5 million	$7.00	13%	$20 million	14%

Summary

With a sizeable cash position already in place and higher margin products gaining momentum, Concurrent has the opportunity to invest a substantial portion of its ongoing free cash flow in the repurchase of its common shares. We are long-term shareholders of Concurrent and would prefer that the cash be used to buy out less committed shareholders at current prices, thereby making the remaining shares we hold more valuable with a higher percentage allocation of Concurrent's future cash flows. The worst possible use of capital for Concurrent, of course, would be to make a large acquisition, as a large acquisition would introduce new business risks at a time when the successful execution of Concurrent's new product cycle should be of paramount importance. Moreover, it is unfathomable that a potential acquisition target would be a more compelling use of cash than Concurrent's own stock at its current market valuation.

Additional Share Buyback Thoughts

The most common argument against substantial share buybacks is that companies tend to wait until the peak of the business cycle to initiate buybacks, and end up repurchasing stock at cyclical peaks. However, the key to maximizing shareholder value is to buy shares wisely, i.e., at reasonable prices before they run up excessively due to Concurrent's sustained cash flows and increasing successes from high margin new products. Put simply, Concurrent will derive far higher value from share buybacks if they are made at $6.50 or $7.00 than at, for example, $15.00. We must emphasize that the best way to maximize success for a share buyback is to start now, while shares trade at such a steep discount to intrinsic value. This is not an issue that can be deferred for too long. We are certain that the confidence signaled to the market through a meaningful share buyback will support Concurrent stock for many years.

Best regards,

Robert M. Neal                                                                                                Jay Albany, CFA

SK 25851 0001 1133379

Exhibit D

Skellig Capital Management LLC
117 East 55th Street
New York, NY 10022

August 26, 2010

Kirk L. Somers
Executive Vice President & Secretary Concurrent Computer Inc.
4375 River Green Parkway

Suite 100
Duluth, GA 30096

Dear Kirk:

We are writing to propose the following business topics for the Concurrent Computer Corporation's Annual Meeting to be held on October 26, 2010.

Business Topic # 1:

Business: The shareholders of Concurrent Computer Corporation ("Concurrent") request the board of directors to consider the initiation of a share repurchase program.

Reasons: Concurrent has excess cash and investments on its balance sheet generating low returns. A share repurchase plan would be accretive to future free cash flow per share, take advantage of the company's low market valuation, and return capital to owners in an efficient manner.

Recommendation: We believe the most efficient means to repurchase shares would be to initiate a tender offer, given the low liquidity in Concurrent's shares.

Business Topic # 2:

Business: The shareholders of Concurrent Computer Corporation ("Concurrent") request the board of directors to consider taking additional measures to increase stock ownership among board members.

Reasons: Empirical evidence demonstrates that increased stock ownership aligns board members with the best interests of the company and its shareholders.

Recommendation: We recommend that the company require its board members to hold at least 10,000 shares of Concurrent stock, which is approximately equal to the cash portion of annual director's fees.

Name and Address
Stockholder Name:	Skellig Capital Management LLC On behalf of Skellig Partners, LP and Skellig Offshore Ltd.

Address:	117 East 55th Street New York, NY 10022

Shares Beneficially Owned:	391,444

Thank you for your time and the consideration of these business topics.

Best regards,

Robert Neal                      Jay Albany, CFA